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                          STEPHEN A. ZRENDA, JR., P.C.
                         ATTORNEYS AND COUNSELORS AT LAW
                              5700 NW 132nd STREET
                          OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.                      Alanna Horner, Legal Assistant
Kenneth M. Stoner, Esq.                              Lea Bailey, Legal Assistant
Perry R. Tirrell, Esq.

                            Telephone (405) 721-7300
                               Fax (405) 721-7310
                               eFax (915) 975-8003




                                  August 15, 2007


C. Moncada-Terry, Esq.                                        OVERNIGHT DELIVERY
Mail Stop 7010
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

                  Re:      Magnum D'Or Resources, Inc.
                           Amendment No. 4 to Schedule 14C
                           Filed May 4, 2007
                           File No. 0-31849

                           Form 10-KSB for the fiscal year ended September 30, 2006 Filed December 28, 2006
                           File No. 0-31849

                           Form 10-QSB for the quarter ended December 31, 2006 Filed February 7, 2007
                           File No. 0-31849

                           Form 10-QSB for the quarter ended June 30, 2007 Filed August 8, 2007
                           File No. 0-31849


Dear Ms. Moncada-Terry:

         The purpose of this letter is to respond to the comments of the U.S. Securities and Exchange Commission (the "Commission") regarding the preliminary
Schedule 14C (the "Filing") of Magnum D'Or Resources, Inc. (the "Company") made by telephone on August 14, 2007.

         In response, we have filed an amendment to the Form 10-QSB of the Company For the three month period ended June 30, 2007, as requested.

         Also, enclosed is a highlighted copy of the Form 10-QSB/A report of Magnum d'Or Resources, Inc. for the period ended June 30, 2007, marked to reflect the changes for your review.

         Thank you for your assistance in this matter.


                                         Very truly yours,

                                         STEPHEN A. ZRENDA, JR., P.C.


                                         /s/ Stephen A. Zrenda, Jr.